THE BANK OF NEW YORK

Depositary Receipts Division

101 Barclay Street

New York, New York 10286

December 19, 2007

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Paul M. Dudek, Office of  International Corporate Finance, Division of Corporation Finance

Re:

Registration Statement on Form F-6 filed for unsponsored American Depositary Shares of Renault S.A. (File No. 333-147053) (the “Registration Statement”)

Ladies and Gentlemen:

The Bank of New York, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of unsponsored American Depositary Shares (the “ADSs”) representing ordinary shares (the “Shares”) of Renault S.A. (the “Company”), hereby applies to withdraw the above referenced Registration Statement, together with all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Registration Statement are as follows:

The Registration Statement was filed, and became effective pursuant to Rule 466 on October 31, 2007.  However, no ADSs have been sold under the Registration Statement.   The Company has notified the Depositary that it does not wish The Bank of New York to maintain an unsponsored American Depositary Receipt facility for the Shares.   Accordingly, the Depositary has agreed not to accept any deposits of the Shares or permit the issuance of any of the ADSs.

Since none of the ADSs registered by the Registration Statement have been sold and those ADSs are no longer being publicly offered and none will be sold, the registrant makes this application to withdraw the Registration Statement.

If you should have any questions about this application, please contact our counsel in this matter, Peter B. Tisne of Emmet, Marvin & Martin, LLP, at (212) 238-3010.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Shares representing ordinary Renault S.A.

By:

The Bank of New York,

  as Depositary

By: /s/ Michael F. Finck

Name:  Michael F. Finck

Title:    Managing Director

cc:  Peter B. Tisne

      Emmet Marvin & Martin, LLP

      ptisne@emmetmarvin.com